Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2016 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2015 and the other information contained in such annual report.

The following discussion includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words “believes” “projects,” “expects,” “may,” “plans” or “intends”, or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our Annual Report on Form 20-F under the heading “Risk Factors.”

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total sales for the periods indicated.

	Six Months Ended June 30,
	2015	2016
Sales	100%	100%
Cost of sales	58.43	62.45
Gross profit	41.57	37.55

Research and development costs	12.77	12.45
Selling and marketing expenses	7.49	6.70
General and administrative expenses	4.19	4.23
Contingent consideration expense (benefit)	1.13	0.03
Operating Income	15.99	14.14
Financial income, net	0.32	0.05
Income before income taxes	16.31	14.19
Income tax expenses	2.26	2.70
Net Income	14.05	11.49

Sales in the six months ended June 30, 2016 increased by 32.0% to $47,358 thousand compared to $35,884 thousand in the six months ended June 30, 2015. The increase in sales during the six months ended June 30, 2016 was mainly attributed to our continued success in our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization and other trends, and to our continued success in expanding our product offering and customer base.

Gross profit in the six months ended June 30, 2016 was $17,783 thousand compared to $14,917 thousand in the six months ended June 30, 2015. Gross profit as a percentage of sales in the six months ended June 30, 2016 was 37.6%, compared to 41.6% in the six months ended June 30, 2015. Our gross profit is largely dependent on the mix of products we sell during a specific period. The lower gross profit percentage in the six months ended June 30, 2016 compared to the six months ended June 30, 2015 was primarily a result of changes to the mix of products we sold in the six months ended June 30, 2016 as well as a result of our decision to sell some of our offerings at lower margins. Gross profit is also affected, among other factors, by write-downs of inventory made with respect to any obsolete or slow moving inventory we can no longer use. The inventory write-downs as a percentage of sales in the six months ended June 30, 2016 increased to 1.5%, compared to 0.4% in the six months ended June 30, 2015.

Research and development costs in the six months ended June 30, 2016 increased by 28.7% to $5,897 thousand compared to $4,581 thousand in the six months ended June 30, 2015. This increase was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $888 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $664 thousand in the six months ended June 30, 2016, compared to $271 thousand in the six months ended June 30, 2015, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels) which contributed approximately $35 thousand.

Selling and marketing expenses in the six months ended June 30, 2016 increased by 18.1% to $3,175 thousand compared to $2,689 thousand in the six months ended June 30, 2015. This increase was mainly attributed to our continued investment in the promotion of our server networking products to our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization and other trends, by, among others, our continued effort to expand exposure of our product offering and expanding our customer base, which contributed approximately $242 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $323 thousand in the six months ended June 30, 2016, compared to $90 thousand in the six months ended June 30, 2015, and to relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels) which contributed approximately $11 thousand.

General and administrative expenses in the six months ended June 30, 2016 increased by 33.0% to $2,001 thousand compared to $1,505 thousand in the six months ended June 30, 2015. This increase was mainly attributed to the growth in our activity, which contributed approximately $483 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our General and administrative expenses are incurred in New Israeli Shekels) which contributed approximately $13 thousand.

In the six months ended June 30, 2016 we had contingent consideration expense in the amount of $15 thousand compared to an expense of $404 thousand in the six months ended June 30, 2015.

Financial income, net in the six months ended June 30, 2016 decreased by 77.9% to $25 thousand compared to $113 thousand in the six months ended June 30, 2015. The decrease was primarily caused by the relative weakening of the US dollar against the New Israeli Shekel (a significant portion of our balance sheet assets and obligations are denominated in New Israeli Shekels), which created a net financial expense in US dollars from exchange rate differences.

In the six months ended June 30, 2016 we recorded current income tax expenses of $1,252 thousand and deferred income tax expenses of $27 thousand compared to current income tax expenses of $1,169 thousand and deferred income tax benefit of $359 thousand in the six months ended June 30, 2015.

In the six months ended June 30, 2016 we recorded net income of $5,441 thousand compared to net income of $5,041 thousand in the six months ended June 30, 2015, a 7.9% increase. This increase was mainly due to the increase in our activity and sales.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

Liquidity and Capital Resources

As of June 30, 2016, we had working capital of $69,606 thousand and our current ratio (current assets to current liabilities) was 4.31. Cash and cash equivalents as of June 30, 2016 decreased by $7,209 thousand to $10,969 thousand, compared to $18,178 thousand as of December 31, 2015. Short-term marketable securities increase by $6,881 thousand to $15,517 thousand as of June 30, 2016 and long-term marketable securities decrease by $10,617 thousand to $13,629 thousand between the same periods. The net decrease of $10,945 thousand in these three balance sheet items in the six months ended June 30, 2016 was mainly due to the dividend distribution in the amount of $7,312 thousand, and to the cash payment of contingent consideration to the Fiberblaze sellers in the amount of $1,317 thousand and to the payment of the first contingent consideration to the ADI sellers in the amount of $3,000 thousand, which was only partially offset by net cash provided by operating activities in the six months ended June 30, 2016.

Trade receivables decreased to $21,378 thousand as of June 30, 2016, compared to $23,768 thousand as of December 31, 2015. Other receivables increased to $4,411 thousand as of June 30, 2016, compared to $1,380 thousand as of December 31, 2015.

Trade payables increased to $14,996 thousand as of June 30, 2016, compared to $8,556 thousand as of December 31, 2015 due to increase in purchasing of inventory. Other payables and accrued liabilities decrease to $6,040 thousand as of June 30, 2016, compared to $11,147 thousand as of December 31, 2015 primarily due to payments of contingent considerations.

Cash used in operating activities in the six months ended June 30, 2016 amounted to $3,098 thousand compared to cash provided by operating activities in the amount of $6,361 thousand in the six months ended June 30, 2015. The cash used in operating activities in the six months ended June 30, 2016 was primarily the result of an increase in purchasing of inventory and payments of contingent considerations, offset by our positive operating income.

Inventories increased to $38,367 thousand as of June 30, 2016, compared to $26,321 thousand as of December 31, 2015.

Capital expenditures on property and equipment in the six months ended June 30, 2016 were $856 thousand, compared with $1,927 thousand in the six months ended June 30, 2015.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.